DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2189
O] 858-677-1476
F] 858-677-1401
April 8, 2011
Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	QUALCOMM Incorporated Form 10-K for the fiscal year ended September 26, 2010 Filed November 4, 2010

Form 10-Q for the quarterly period ended December 26, 2010 Filed January 26, 2011

Form 8-K filed January 5, 2011
Dear Mr. Spirgel:
In response to a request from the staff of the Commission, we hereby submit on behalf of QUALCOMM Incorporated (“Qualcomm” or the “Company”), a summary of the Company’s accounting for the Subscriber Equipment and Infrastructure Equipment License Agreement (the License Agreement) and Settlement Agreement, both effective July 22, 2008, with Nokia Corporation (“Nokia”). This summary includes the information on this topic that was discussed during the March 31, 2011 conference call with members of the staff of the Commission.
On behalf of QUALCOMM, we hereby request pursuant to Rule 83 of the Commission’s Rules of Practice confidential treatment for the redacted portions of this response letter, which are indicated herein as [***]. Please promptly inform me of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.
Background
•	The Company has an extensive portfolio of patented technologies to which it grants licenses, or otherwise provides rights to use all or portions of its portfolio in certain products, which includes certain patent rights essential to and/or useful in the manufacture and sale of certain wireless products. In fiscal 2010, the Company’s Qualcomm Technology Licensing segment reported $3.7 billion in licensing revenues.

•	Qualcomm and Nokia had previously entered into a Subscriber Unit License Agreement dated April 9, 1992, which was later amended and restated by the Subscriber Unit and Infrastructure Equipment License Agreement dated July 2, 2001 (the “2001 SULA”). As a licensee, Nokia reported and paid royalties to Qualcomm under the 2001 SULA on a quarterly basis. For example, in fiscal 2006, Qualcomm recorded royalty revenues of [***] related to Nokia’s sales of products licensed under the 2001 SULA.

•	Nokia continued to pay royalties to Qualcomm under the 2001 SULA on Nokia’s licensed product sales

Mr. Larry Spirgel
April 8, 2011

through April 9, 2007. The parties had a disagreement that led to litigation regarding their rights and obligations under the 2001 SULA with respect to certain products sold after April 9, 2007.

•	Based on this dispute, Nokia ceased reporting sales and paying royalties to Qualcomm on Nokia’s product sales after April 9, 2007. Because Nokia was no longer reporting sales or paying the royalties on its product sales, the Company did not record royalty revenues after April 9, 2007 even though Qualcomm contended that Nokia owed royalties to Qualcomm under the 2001 SULA for such sales.

•	On July 23, 2008 (fourth quarter of Qualcomm’s fiscal 2008), the parties entered into the Settlement Agreement and binding term sheet agreement that set forth the essential terms of a more detailed agreement to be entered into between Qualcomm and Nokia that resolved all litigation between the parties, including the dispute regarding the 2001 SULA.

•	On September 16, 2008 (fourth quarter of Qualcomm’s fiscal 2008), the License Agreement was signed by Qualcomm and Nokia.
Terms of the Settlement and License Agreements Relevant to the Accounting Conclusions
•	Qualcomm granted Nokia a 15-year license applicable to Nokia’s sales of licensed products which implement Qualcomm’s patented technologies.

•	Significantly, the License Agreement also now covers 4G OFDM products that do not also implement a CDMA-based standard (known as single mode OFDM products), which products were not covered under the 2001 SULA.

•	All pending litigation between the parties was resolved.
Up-Front Cash Consideration and Patent Transfer Provided by Nokia to Qualcomm
•	Nokia agreed to pay Qualcomm a nonrefundable fee of $2.5 billion in October 2008 (first quarter of Qualcomm’s fiscal 2009) and paid this amount to Qualcomm in October 2008.

•	Nokia agreed to assign 120 patent families (approximately 850 worldwide patents and pending applications) to Qualcomm.

•	The patent transfer was treated as a nonmonetary exchange (pursuant to ASC 845, “Nonmonetary Transactions”). While a nonmonetary asset acquired is typically recorded at the fair value of the asset surrendered to obtain it, in this case, the fair value of the patents assigned to Qualcomm was more clearly evident and was therefore the basis for recording the exchange.

•	The Company estimated the fair value of the patents to be $1.8 billion. The fair value of the patents was based on an extensive analysis performed by the Company which was substantiated by an independent valuation firm. (The fair value was determined consistent with the guidance in ASC 805, “Business Combinations” and ASC 820, “Fair Value Measurements and Disclosures.” In particular, all financial projections used in the valuation included the Company’s view of market participant expectations.)

•	The valuation prepared by the Company considered that the strength of the transferred patents would either (a) enhance a market participant’s ability to maintain its long term royalties as part of an established technology licensing program, or (b) allow a market participant to establish a technology licensing program.
Revenue Recognition Related to the Up-Front Cash Consideration and Patent Transfer
•	The up-front cash payment and patent transfer provided partial consideration to Qualcomm for:
•	Nokia’s sales of certain licensed subscriber products after April 9, 2007 but prior to July 22, 2008 which were previously not reported and for which Nokia had not paid royalties to Qualcomm under the 2001 SULA;

•	Prepayment of a portion of the royalties payable for sales of certain licensed subscriber products during the term of the License Agreement; and

•	A [***] license for certain licensed infrastructure equipment products sold by Nokia during the

Mr. Larry Spirgel
April 8, 2011

term of the agreement.
•	Qualcomm considered the general conditions for revenue recognition under ASC 605-10-S99, “Revenue Recognition,” and concluded that the lease model of recognition for licensing arrangements was appropriate by analogy to the licensing of intellectual property as the benefit of a license is derived or delivered over the term of the license. The accounting was also consistent with Qualcomm’s license revenue recognition policies whereby lump sum license fees are recognized on a straight-line basis over the estimated period of future benefit to the licensees. In this case, the expected period of benefit to Nokia was deemed to be the period from April 10, 2007 through December 31, 2022 based on Nokia’s past and expected continued participation in the development and sale of CDMA- and OFDMA-based licensed products. This conclusion is consistent with the stated contractual terms as well as the underlying economics of the transaction. Accordingly, the $2.5 billion in cash consideration and the $1.8 billion in patent transfer were combined and recognized on a straight-line basis over the period from April 10, 2007 through December 31, 2022 (63 fiscal quarters).

•	The straight-line method was deemed to be appropriate because there is no distinctive pattern in which (i) the economic benefits of the patents are consumed by Nokia or (ii) the revenue is otherwise earned, that can be reliably estimated over this lengthy period.

•	As a result, the Company recorded the following in the fourth quarter of fiscal 2008 (ended September 28, 2008) related to the up-front cash consideration and patent transfer:

•	DR	Trade AR	$2.5 billion
•	DR	Intangible assets	$1.8 billion
•	CR	Licensing and royalty fees	($[***])
•	CR	Unearned revenues	($[***])
(Note: The income tax entries are discussed below.)
•	The $[***][1] recognized as licensing and royalty fees in the fourth quarter of fiscal 2008 was comprised of (a) $[***] related to Qualcomm’s fulfillment of performance obligations (i.e. the licensing of patented technologies) in prior fiscal quarters (i.e. from April 2007 through June 2008) for which the Company was not previously able to recognize royalty revenues because Nokia had stopped reporting sales and paying royalties that were owed to Qualcomm; and (b) $[***] in licensing and royalty fees for the fourth quarter of fiscal 2008.
Running Royalties and Revenue Recognition Related to Running Royalties
•	In addition to the up-front consideration described above, Nokia also agreed to pay running royalties to Qualcomm for sales of certain licensed products. [***].
•	Royalties owed to Qualcomm for sales of licensed products during calendar 2008 were [***].
•	The Company recognizes royalty revenues based on reports received from licensees during the fiscal quarter (the “as-reported” method) assuming that all other criteria for revenue recognition are met. Beginning in calendar year 2009, Nokia resumed reporting royalties on its sales of royalty-bearing products. As a result, the Company started recognizing royalties on Nokia’s calendar year 2009 product sales starting in the Company’s third quarter of fiscal 2009, which was the second calendar quarter of 2009.
•	The Company recognized the [***] in royalties for calendar 2008 over the period that they would have been recognized on an as-reported basis had Nokia reported sales and royalties throughout calendar year 2008, i.e. starting with the Company’s third quarter of fiscal 2008 through the second quarter of fiscal 2009 (or the second calendar quarter of 2008 through the first calendar quarter of fiscal 2009). The Company believed that the as-reported approach was consistent with both its revenue recognition model for running royalties and the economic substance of the agreement and that [***].
•	As a result, the Company recorded the following in the fourth quarter of its fiscal 2008 (ended September 28, 2008) related to running royalties:

Mr. Larry Spirgel
April 8, 2011

•	DR	Trade AR	$[***]
•	CR	Licensing and royalty fees	($[***])[1]
Go Forward Accounting for the Patents Assigned to Qualcomm
•	The acquired group of patents was deemed to be an intangible asset that has a finite life.

•	The asset is being amortized to cost of revenues on a straight-line basis over its estimated useful life of 15 years.

•	The method of amortization and the estimated useful life were determined in consideration of the guidance in ASC 350, “Intangibles — Goodwill and Other.”
Income Taxes
The following table illustrates the activity in the income tax accounts over the three fiscal years prior to the Company’s payment of $1.4 billion to the Unites States tax authorities in the Company’s first quarter of fiscal 2011 as a result of the up-front cash and patent consideration received in connection with the License Agreement:

(in millions)	Fiscal		Fiscal	Fiscal
DR/(CR)	2008		2009	2010
GAAP revenue	$	[***]	[***]	[***]
Tax revenue		[***]	[***]	[***]

Book-tax difference		$0	$0	[***]
Current provision	$	[***]	[***]	$(1,447)
Current payable	$	[***]	[***]	$(1,447)
Deferred tax benefit		$0	$0	[***]
Deferred tax asset		$0	$0	[***]
•	The Company recorded current tax provisions and current tax liabilities for fiscal 2008 and 2009 based on the amount of book revenue recognized. (Book revenue equaled the amount of taxable revenue recognized pursuant to the U.S. Internal Revenue Service (IRS) Rev. Proc. 2004-34.) No deferred tax asset or liability was recognized because there were no differences between book and taxable income, and no temporary differences existed under ASC 740.

•	In its fiscal 2009 (October 2008), the Company received the up-front cash consideration and the patents were transferred from Nokia.

•	Under IRS Rev. Proc. 2004-34, the deferred revenue related to up-front consideration is taxable in the year following the fiscal year in which the up-front consideration is due and payable or received.

•	The U.S. federal and state tax payments on the deferred revenue were payable on December 15, 2010 in the Company’s fiscal 2011.

•	The Company established the deferred tax benefit, deferred tax asset and current payable in fiscal 2010

[1]	The $[***] for running royalties plus the $[***] related to up-front cash consideration and patent transfer that were included in licensing and royalty fees in the fourth quarter of fiscal 2008 equal the $560 million total in revenues recognized as a result of the execution of the agreements as disclosed in our Form 10-K for fiscal 2008.

Mr. Larry Spirgel
April 8, 2011

when the remaining deferred revenue was recognized for tax purposes in accordance with ASC 740-10-10-1 and ASC 740-10-10-3.
•	ASC 740-10-10-1: There are two primary objectives related to accounting for income taxes:
•	a. To recognize the amount of taxes payable or refundable for the current year

•	b. To recognize deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns.
•	ASC 740-10-10-3: Conceptually, a deferred tax liability or asset represents the increase or decrease in taxes payable or refundable in future years as a result of temporary differences and carryforwards at the end of the current year. ....
Prior to fiscal 2010, the remaining deferred revenue was not yet taxable, and thus, no associated tax liability existed. In addition, book and taxable income were equal for fiscal 2008 and 2009, and thus, no temporary difference existed as a basis to record any deferred income taxes under ASC 740-10-10-1.

•	The deferred income tax asset that was recognized and the related deferred tax benefit were measured using a tax rate ([***]) that was lower than the rate used to calculate the fiscal 2010 current income tax provision (40%) due to certain enacted state tax law changes that have lowered the Company’s applicable state tax rate in future years in which the deductible temporary difference is scheduled to reverse. The deferred tax asset and deferred tax benefit of [***] is computed by multiplying the book tax difference of [***] times the future combined federal and state tax rate of [***].

•	The patents received in the transaction are amortized for both book and tax purposes. The patent asset is amortized at a more rapid rate for tax than for book purposes, resulting in a future taxable temporary difference and deferred tax liability under ASC 740.

•	The IRS examined the Company’s fiscal 2008 federal income tax return. As part of its examination, the IRS contracted with an independent valuation firm to review and critique the estimated value of the transferred patents. The valuation firm confirmed that the Company’s estimate of value for the transferred patents ... “should be construed as a reasonable estimate of value.” The IRS completed its examination and agreed with both the patent valuation and the Company’s income tax treatment of the up-front consideration received from Nokia.
We believe that this summary provides the information requested by the staff. If you have any questions, please contact me at (858) 677-1476 or Douglas J. Rein at (858) 677-1443.
Sincerely,
DLA Piper LLP (US)

By:	/s/ Cameron Jay Rains
Cameron Jay Rains

Admitted to practice in California